Exhibit (a)(5)(clxlvi)

As you all know, we announced on Monday the signing of a definitive agreement to acquire PeopleSoft. This transaction joins the best and brightest talent in the enterprise software industry, and further enables the combined companies to accelerate investments in innovation and offer customers a superior solution at a lower price. Together were forming a company with more applications and database customers than any other company in the world. This marks a significant turning point in the evolution of the software industry.

Since the announcement, we have begun a rigorous and cooperative merger integration planning process between a select number of Oracle employees and their counterparts at PeopleSoft. These people are acting as Integration Leaders. These efforts are to ensure that the companies are combined in an effective and efficient manner, with minimal impact on most of the employees of our companies until this transaction closes.

We expect to complete the acquisition by the end of this month. Until this time, it is important for Oracle employees to maintain a continued focus on our business and avoid contacting your counterparts at PeopleSoft unless asked by the Integration Lead in their line of business. We must not lose sight of what brought the two companies together: a relentless focus on customers. To assist in any communication you do have with customers seeking information on this topic, please utilize the following document that summarizes our key Customer and Product Commitment messages. You can relay this information to customers seeking more information.

I know that questions will continue to arise as the integration process continues. From this point forward, you will be receiving regular communications on the integration efforts.

Larry